EXHIBIT 99.1

Notice Regarding Change of Accounting Auditor

TOKYO, March 27, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774) announced that IIJ’s Board of Auditors held today resolved to change the accounting auditor responsible for audit certification as set forth in the Article 193-2, §1 and 2 of the Financial Instruments and Exchange Act. This issue will be decided formally by the approval at the 27th Ordinary General Meeting of Shareholders scheduled for June 27, 2019.

1.	Planned date of the change
June 27, 2019 (scheduled date of the 27th Ordinary General Meeting of Shareholders)

2.	Overview of incoming and outgoing accounting auditor
(1) Overview of incoming accounting auditor
	Name	KPMG AZSA LLC
	Address	1-2 Tsukudo-cho, Shinjuku-ku, Tokyo
	Names of the accountants who will audit IIJ	Kaneko Hiroto, Matsumoto Yusuke
	Status of registration in the Japanese Institute of certified public accountants’ registration program for accounting firms that audit publicly traded companies	Registered

(2) Overview of outgoing accounting auditor
	Name	Deloitte Touche Tohmatsu LLC
	Address	Marunouchi Nijubashi Building 3-2-3 Marunouchi, Chiyoda-ku, Tokyo
	Names of the accountants auditing IIJ	Kumiko Aso, Norihiro Watanabe

3.	Reasons for selecting KPMG AZSA LLC as a candidate for a new accounting auditor
IIJ’s Board of Auditors has selected KPMG AZSA LLC as a candidate for a new accounting auditor as the Board concluded that KPMG AZSA LLC is qualified for the role based on comprehensive reviews such as their auditing policy including their audit implementation, the assessment system in preparation for International Financial Reporting Standards (IFRS) opinions, and the quality control system including assurance of independence.

4.	Latest appointment date of the outgoing accounting auditor
June 28, 2018

5.	Opinions in the audit reports prepared by the outgoing accounting auditor in the past three years
Not applicable

6.	Reasons for and background of the decision to changes
The term of current engagement with Deloitte Touche Tohmatsu LLC will expire at the conclusion of the 27th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2019. The Board of Auditors judged it is an appropriate timing to select a new accounting auditor by considering approximately 23 years of auditing period with the current accounting auditor as well as the timing of our planned voluntary adoption of IFRS.

7.	Opinions of the outgoing certified public accountants, etc. concerning the statements in audit reports and other documents regarding the reasons and background of the decision described in 6.
IIJ received a reply stating that there is no particular opinion.

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations  Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir